UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

(Amendment No. 2)*

MeiraGTx Holdings plc
(Name of Issuer)

Ordinary Shares, par value $0.00003881 nominal value per share
(Title of Class of Securities)

G59665 102
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G59665 10213G

1.	Names of Reporting Persons. Kadmon Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 697,737
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 697,737
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 697,737
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.8%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G59665 10213G

1.	Names of Reporting Persons. Kadmon Corporation, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 697,737
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 697,737
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 697,737
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.8%
12.	Type of Reporting Person (See Instructions) CO

a
Item 1(a)	Name of Issuer :

The name of the issuer is MeiraGTx Holdings plc (the "Company").

Item 1(b)	Address of Issuer's Principal Executive Offices :

The Company's principal executive office is located at 450 East 29th Street, 14th Floor, New York, NY 10016

Item 2(a)	Name of Person Filing :

This Schedule 13G is being jointly filed by Kadmon Corporation, LLC (“Kadmon”), a Delaware limited liability company, and Kadmon Holdings, Inc. (“Holdings”), a Delaware corporation, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”. The sole member of Kadmon is Holdings and as a result Holdings may be deemed to be the beneficial owner of the securities held by Kadmon. Holdings is a publicly traded entity listed under the symbol “KDMN” on the Nasdaq Global Select Market.

Item 2(b)	Address of Principal Business Office or, if none, Residence :

The address of the principal business office of each of the Reporting Persons is 450 East 29th Street, New York, NY, 10016.

Item 2(c)	Citizenship :

Kadmon is a Delaware limited liability company. Holdings is a Delaware corporation.

Item 2(d)	Title of Class of Securities :

Ordinary Shares, par value $0.00003881 nominal value per share

Item 2(e)	CUSIP No. :

G59665 102

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership :

	A.	Kadmon Holdings, Inc.

		(a)	Amount beneficially owned: 697,737

		(b)	Percent of class: 1.8% (based on 38,412,163 shares outstanding as of October 31, 2020)

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or direct the vote: -0-

			(ii)	Shared power to vote or direct the vote: 697,737

			(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 697,737

B.	Kadmon Corporation, LLC

	(a)	Amount beneficially owned: 697,737

	(b)	Percent of class: 1.8% (based on 38,412,163 shares outstanding as of October 31, 2020)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 697,737

		(ii)	Shared power to vote or direct the vote: -0-

		(iii)	Sole power to dispose or direct the disposition: 697,737

		(iv)	Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class :

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person :

See responses to Item 2(a) and Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person :

See responses to Item 2(a) and Item 4.

Item 8	Identification and Classification of Members of the Group :

Not applicable.

Item 9	Notice of Dissolution of Group :

Not applicable.

Item 10	Certification :

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

KADMON HOLDINGS, INC.
By:	/s/ Harlan W. Waksal
Name: Harlan W. Waksal
Title: President and CEO

KADMON CORPORATION, LLC
By:	Kadmon Holdings, Inc., its sole member

By:	/s/ Harlan W. Waksal
Name: Harlan W. Waksal
Title: President and CEO, Kadmon Holdings, Inc.